EXHIBIT 99.1

Share Transfer Agreement

Transferor: Zhejiang Suyuan Agricultural Technology Co., Ltd

Transferee: Lishui Chida Logistics Co., Ltd

About Zhejiang Farmmi Holding Group Co. LTD’s

Share Transfer Agreement

Agreement No.: 2024-02-01

January 31, 2024

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This Share Transfer Agreement (hereinafter referred to as "the Agreement") is entered into in [Hangzhou, Zhejiang] on January 31, 2024:

Transferor (Party A): Zhejiang Suyuan Agricultural Technology Co., Ltd

Address: Room 1513-61, 15F, Block A, Changxing World Trade Building, 1278 Mingzhu Road, Changxing County, Huzhou City, Zhejiang Province

Legal Representative: Dehong Zhang

Transferee (Party B): Lishui Chida Logistics Co., Ltd

Address: Room 110-14, No. 162 Xianglong Road, Nanmingshan Street, Liandu District, Lishui City, Zhejiang Province (Lijing National Industrial Park)

Legal representative:Aijuan Pan

Target Company (Party C): Zhejiang Farmmi Holding Group Co. LTD

Address: 3F, Building 1, 888 Tianning Street, Yanquan Street, Liandu District, Lishui City, Zhejiang Province

Legal representative: Dehong Zhang

(Party A and Party B shall be referred to as a party hereto.）

Whereas:

Zhejiang Farmmi Holding Group Co. LTD (hereinafter referred to as the "Target Company") is a in accordance with the company law of the People's Republic of China and relevant laws and regulations established and legally existing enterprise, was established in September 18,2021, the registered capital of RMB 60 million yuan, the registered address for [3F, Building 1, 888 Tianning Street, Yanquan Street, Liandu District, Lishui City, Zhejiang Province].

Party A is an existing shareholder of the Target Company and holds [100]% of the share of the Target Company. Party A agrees to transfer 100% of the share of the Target Company to Party B in accordance with the Agreement, and Party B agrees to accept the share.

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Now, in accordance with the provisions of the Civil Code and other laws and regulations, through friendly negotiation , the parties reach the following agreement regarding the transfer of [100]% of the share of the Target Company held by Party A to Party B:

1. Share transfer

1.1. Party A agrees to transfer to Party B [100]% of the share of the Target Company held by Party A and all the corresponding shareholder rights and obligations (hereinafter referred to as the "Target Share"), and Party B agrees to transfer the Target Share as agreed herein.

1.2. Before and after the completion of the share transfer, the equity structure of the Target Company is as follows:

Name / name	Before the transfer of share
	Investment contribution amount (ten thousand yuan)		investment rate
	subscribe	paid in
Zhejiang Suyuan Agricultural Science and Technology Co., Ltd	60000	0	100%
Total	60000	0	100%

Party A undertakes and warrants that the equity structure of the Target Company is true and accurate before the completion of the above share transfer.

Name / name	After the transfer of share
	Investment contribution amount (ten thousand yuan)		investment rate
	subscribe	paid in
Lishui Chi Logistics Co., Ltd	60000	0	100%
Total	60000	0	100%

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2. Transfer price

2.1. The total price of the share transfer is RMB [43.1] million , and Party A agrees that Party B shall pay the Target Share transfer price in the following ways:

2.1.1 The first installment of the transfer payment of RMB 15 million shall be paid to the account designated by Party A before February 20, 2024.

The second installment of RMB 28.1 million shall be paid to the account designated by Party A before March 20, 2024;

3. Delivery of the Target Share and the handover of the Target Company

3.1. The delivery date of the Target Share interest is [February 1,2024].

3.2. The period from the date of the Agreement to the Closing Date (hereinafter the "Transition Period"). During the transition period, the share income and dividends available based on the Target Share shall be owned by Party A, and the losses to be borne based on the Target Share shall be borne by Party A. Without the prior written consent of Party B, Party A shall not dispose of the Target Share and the assets of the Target Company, and Party A shall obtain the written consent of Party B before exercising any shareholder rights or assuming any shareholder obligations based on the Target Share, otherwise, Party A shall have the right to unilaterally terminate the Agreement and require Party B to bear the liability for breach of contract.

3.3. During the transition period, Party A shall ensure that the Target Company maintains the original normal condition. Without the prior written consent of Party B, Party A and the Target Company shall not violate the following agreement:

3.3.1 Do not sign agreements, letters of commitment and other legal documents, and do not provide loan guarantee by the Target Company;

3.3.2 Do not dispose of the assets under the name of the Target Company in any way;

3.3.3 Do not transfer the intellectual property rights, brand, trade name and other intangible assets under the name of the Target Company;

3.3.4 Do not provide guarantee for the shareholders or third parties of the Target Company in any form.

3.4. During the transition period, all the dividends and earnings obtained by Party A based on the Target Share shall be owned by Party A.

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3.5. Handover of the Target Company: The parties agree that after signing the Agreement, Party A shall ensure that the original management team of the Target Company shall effectively manage the following documents and articles jointly determined by Party A and Party B (the specific contents and management methods shall be separately determined by Party A and Party B):

A.	Official seal of the Target Company, special financial seal, seal of the legal representative and legal person seal;

B.	All financial vouchers, account books, financial statements, bank account information and other financial documents of the Target Company;

C.	Business license, basic account information, asset ownership certificate of the Target Company;

D.	Important contracts, documents, drawings and technical data that Party B considers to need to be handed over;

E.	The above transition period shall be the day before the delivery date, and the delivery date shall be managed by Party B.

3.6 Within [30] working days after the signing of the Agreement, Party A and Party B shall complete the corresponding industrial and commercial change procedures of the Target Company in accordance with the Agreement.

4. Liabilities and contingent liabilities

4.1. Party A has fully disclosed the existing liabilities and contingent liabilities of the Target Company and its subsidiaries as of the Closing Date. Party B has all of this.

5. Taxes and fees

5.1 The taxes generated by the share exchange between Party A and Party B as determined in this Contract shall be borne by each party itself.

Vi. Party A's guarantee

6.1. The Target Company is an enterprise legal person with legal person status registered in accordance with Chinese law, carries out business activities in accordance with the law according to law and independently bears civil liabilities with its assets.

6.2. Party A is a person with full capacity for civil conduct and has the right to sign and perform the Agreement.

6.3. The transfer of the Target Share by Party A under the Agreement shall not (I) violate its articles of association or organization documents; (II) conflict with any agreement, contract and legal documents, or constitute any event of breach specified in its agreement, contract and legal documents; (III) violation of any laws, regulations, rules, or order, judgment or order of any competent authority.

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6.4. Upon the Agreement is signed, Party A warrants that it will not transfer the Target Share under the Agreement to any other party, or sell, transfer, donate or otherwise dispose of any share or share in the Target Company, or will not undertake any obligations and responsibilities that conflict with its obligations and responsibilities hereunder.

6.5. Party A shall cooperate with Party B to jointly complete the relevant industrial and commercial change registration of the Target Share transfer within the time agreed herein, and amend the Articles of Association of the Target Company in accordance herein.

6.6. From the date of signing the Agreement to the date of registration of the change of Target Share to Party B, Party A shall maintain the normal and continuous operation of the Target Company based on the principle of acting in good faith.

Vii. Party B's guarantee

7.1. Party B is a legal enterprise established and existing in accordance with the laws of the People's Republic of China and has the ability to independently bear civil liabilities.

7.2. Party B's execution and performance of the Agreement is within the scope of its rights and business, and has obtained the relevant approval and authorization for the execution and performance of the Agreement, and does not violate the restrictions of binding or influential laws, articles of association or contracts.

7.3. The transfer of share under the Agreement shall not (I) violate its articles of association or organization documents; (II) conflict with any agreement, contract and legal documents, or constitute any event of breach specified in any agreement, contract and legal documents of Party B; (III) violation of any laws, regulations, rules, or order, judgment or order of any competent authority.

8. Confidentiality

8.1 Party A and Party B shall be obliged to keep confidential the Agreement and the matters related to the Agreement. Without the written consent of the other parties, neither party shall disclose any relevant matters of the Agreement to any third party other than the Agreement.

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9. Effectiveness, alteration and supplement of the Agreement

9.1. the Agreement shall come into force upon being signed or sealed by both parties.

9.2. The contents of the Agreement may be changed in writing upon mutual agreement of both parties..

9.3. Matters not covered herein may be signed into a written supplementary agreement.

9.4. The modified content or supplementary agreement shall have the same legal effect as the Agreement. In case of any conflict between the modified content or supplementary agreement and the Agreement, the modified content or supplementary agreement shall prevail.

10. Termination

10.1. If the purpose of the Agreement cannot be realized, the parties shall have the right to unilaterally terminate the Agreement.

11. Liability for breach of contract

11.1 If either Party Breaches the Agreement, the breaching party shall promptly take any remedial measures and indemnify the non-breaching party for the corresponding losses incurred thereby.

11.2 Party A is not transfer Target Share to Party B or not by the Agreement with the Target Share transfer of change registration formalities, each overdue day, shall pay according to Party B shall pay penalty due to breach of contract, overdue up to 30 days or more, Party B has the right to terminate the Agreement, to refund all paid.

11.3 If Party A fails to transfer the Target Share to Party B as agreed herein or fails to cooperate with Party B in handling the industrial and commercial registration formalities for the transfer of the Target Share as agreed herein, it shall pay Party B liquidated damages equivalent to three-thousandth of the payment already paid by Party B for each day overdue. If the delay reaches 30 days or more, Party B shall have the right to terminate this Agreement and demand the refund of all the amount already paid.

12. Dispute settlement

Disputes related to the validity, performance, breach and termination of the Agreement shall be settled by the parties through friendly negotiation. If no agreement can be reached through negotiation, either party shall bring a lawsuit to the people's court at the place where the Agreement is signed for settlement.

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13. Fragmentability

If any provision of the Agreement is invalid or unenforceable, unless the fundamental intent and meaning of the other part of the Agreement, the validity or enforceability of none of the other provisions of the Agreement, except that such invalid or unenforceable provision constitutes an integral part or any other provision part of it.

14 .Force majeure

14.1 Force majeure refers to the following events: wars, riots, strikes, epidemics (including COVID-19), fires, floods, earthquakes, storms, tides or other natural disasters, and all other factors and events that are unforeseeable or unpreventable and cannot be avoided or overcome by the parties hereto.

14.2 In case of force majeure, neither party shall be liable for any loss suffered by the other party due to its failure to perform or delay in performing its obligations hereunder. If the purpose of the contract cannot be achieved due to force majeure (delay in performance for more than 40 days), either party shall have the right to unilaterally terminate the Agreement and the losses caused thereby shall be borne by the parties themselves.

15. Notice and service

15.1 The contact address and contact information designated by the parties are shown in the appendix of this Contract.

15.2 Any notice, request, instruction or other document in connection with this Contract shall be sent at the address set aside in the attachment. If a party changes the reserved contact information, it shall notify the other parties within seven working days in advance. If either party fails to reserve contact information for the other parties, or the reserved contact information is incorrect, or fails to notify the other parties in time after the change of contact information, the sender shall not be liable for any delay or non-delivery.

15.3 Any notice, request, instruction or other document shall be made in writing and shall be deemed to have been delivered at the following time:

(1) If it is sent by hand, it is at the time of receipt of the receiver.

(2) If sent by fax or other wired transmission (confirmed receipt), when the sender's transmission system confirms that the transmission is successful.

(3) If sent by registered mail, to the city, it shall be deemed to have been served on the third day after mailing. Those sent to other parts of the country shall be deemed to have been served on the fourth day after mailing. Those sent to Hong Kong, Macao and Taiwan shall be deemed to have been delivered on the fifth day after mailing. If it is sent to other countries or regions abroad, the service shall be deemed on the seventh day after mailing.

(4) If sent to the city, it shall be deemed to be served on the second day after delivery. If it is sent to other parts of the country, it shall be deemed to have been served on the third day after delivery.

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16. Other matters

16.1 The headings under the Agreement are provided for convenience only and shall not interpret the Agreement.

16.2 In order to successfully complete the registration procedures of industrial and commercial change of the Target Share Transfer, the parties shall, for the purpose of the Share Transfer Agreement shall not affect the binding effect of the parties of the terms of the Agreement nor of the rights and obligations under the Agreement; given the inconsistency between the Share Transfer Agreement and the provisions of the Agreement, the provisions of the Agreement shall prevail.

16.3 The annex hereto shall be performed together with the Agreement.

16.4 the Agreement is made in [two] originals, with Party A and Party B holding one copy each.

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(This page is the signing page of the Share Transfer Agreement.)

the Agreement shall be signed by the parties below on the homepage of the Agreement:

Party A (seal):

Party A Representative (Signature or seal):

Party B (seal):

Party B's representative (signature or seal):

Party C (under seal):

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